UNITED STATES
                        SECURITIES EXCHANGE COMMISSION
                            Washington, D.C. 20549

------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                         INTERSTATE BAKERIES CORPORATION
                         -------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
               ------------------------------------------------
                        (Title of Class of Securities)


                                   46072H108
                              -------------------
                                (CUSIP Number)


                               December 31, 2004
                              -------------------
            (Date of Event which Requires Filing of this Statement)


Check  the  appropriate  box  to  designate  the  rule  pursuant  to which this
Schedule is filed:

                              [ ]   Rule 13d-1(b)

                              [X]   Rule 13d-1(c)

                              [ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 8 Pages

                                 SCHEDULE 13G

CUSIP No.: 46072H108                                        Page 2 of 8 Pages
...............................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL MANAGEMENT, LLC
...............................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
...............................................................................
3.       SEC Use Only
...............................................................................
4.       Citizenship or Place of Organization

         Delaware
...............................................................................
Number of          5.     Sole Voting Power            None
Shares             ...........................................................
Beneficially       6.     Shared Voting Power          3,591,281
Owned by Each      ...........................................................
Reporting          7.     Sole Dispositive Power       None
Person With        ...........................................................
                   8.     Shared Dispositive Power     3,591,281
...............................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,591,281
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         7.9% based on 45,383,839 shares outstanding as of April 6, 2004.
...............................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 46072H108                                        Page 3 of 8 Pages
...............................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         GLENVIEW CAPITAL GP, LLC
...............................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
...............................................................................
3.       SEC Use Only
...............................................................................
4.       Citizenship or Place of Organization

         Delaware
...............................................................................
Number of          5.     Sole Voting Power            None
Shares             ...........................................................
Beneficially       6.     Shared Voting Power          3,591,281
Owned by Each      ...........................................................
Reporting          7.     Sole Dispositive Power       None
Person With        ...........................................................
                   8.     Shared Dispositive Power     3,591,281
...............................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,591,281
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         7.9% based on 45,383,839 shares outstanding as of April 6, 2004.
...............................................................................
12.      Type of Reporting Person:

         OO

                                 SCHEDULE 13G

CUSIP No.: 46072H108                                        Page 4 of 8 Pages
...............................................................................
1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         LAWRENCE M. ROBBINS
...............................................................................
2.       Check the Appropriate Box if a Member of a Group
         (a) [ ]
         (b) [X]
...............................................................................
3.       SEC Use Only
...............................................................................
4.       Citizenship or Place of Organization

         United States of America
...............................................................................
Number of          5.     Sole Voting Power            None
Shares             ...........................................................
Beneficially       6.     Shared Voting Power          3,591,281
Owned by Each      ...........................................................
Reporting          7.     Sole Dispositive Power       None
Person With        ...........................................................
                   8.     Shared Dispositive Power     3,591,281
...............................................................................
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         3,591,281
...............................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

         [ ]
...............................................................................
11.      Percent of Class Represented by Amount in Row (9)

         7.9% based on 45,383,839 shares outstanding as of April 6, 2004.
...............................................................................
12.      Type of Reporting Person:

         IA

                                                            Page 5 of 8 Pages

Item 1(a).     Name of Issuer:

               Interstate Bakeries Corporation (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               12 East Armour Boulevard, Kansas City, Missouri 64111.

Item 2(a).     Name of Person Filing

               This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Glenview Capital Management, LLC ("Glenview Capital Management");

               ii)  Glenview Capital GP, LLC ("Glenview Capital GP"); and

               iii) Lawrence M. Robbins ("Mr. Robbins").

               This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), Glenview Capital Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Capital Master Fund"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), and GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners").

               Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Glenview Capital GP is the general partner of Glenview Capital Partners, Glenview Institutional Partners, GCM Little Arbor Institutional Partners and GCM Little Arbor Partners. Glenview Capital GP also serves as the sponsor of the Glenview Capital Master Fund and the GCM Little Arbor Master Fund. In such capacities, Glenview Capital Management and Glenview Capital GP may be deemed to have voting and dispositive power over the Shares held for the accounts of each of Glenview Capital Partners, Glenview Institutional Partners, Glenview Capital Master Fund, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, and GCM Little Arbor Partners. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management and Glenview Capital GP.

Item 2(b).     Address of Principal Business Office or, if None, Residence

               The  address  of  the  principal   business  office  of  each  of
Glenview Capital Management, Glenview Capital GP, and Mr. Robbins is 399 Park Avenue, Floor 39, New York, New York 10022.

                                                            Page 6 of 8 Pages

Item 2(c).     Citizenship

               i) Glenview Capital Management is a Delaware limited liability company;

               ii) Glenview Capital GP is a Delaware limited liability company; and

               iii) Mr. Robbins is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share (the "Shares")

Item 2(e).     CUSIP Number:

               46072H108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a).     Amount Beneficially Owned:

               As of February 8, 2005, each of the Reporting Persons may be deemed to be the beneficial owner of 3,591,281 Shares. This amount consists of:
(A) 310,100 Shares held for the account of Glenview Capital Partners; (B) 2,197,400 Shares held for the account of Glenview Capital Master Fund; (C) 1,012,100 Shares held for the account of Glenview Institutional Partners; (D) 65,700 Shares held for the account of GCM Little Arbor Master Fund, (E) 2,479 Shares held for the account of GCM Little Arbor Institutional Partners, and (F) 3,502 Shares held for the account of GCM Little Arbor Partners.

Item 4(b).     Percent of Class:

               The number of Shares of which each of the Reporting Persons may be deemed to be the beneficial owner constitutes approximately 7.9% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently-filed quarterly report on Form 10-Q, there were 45,383,839 Shares outstanding as of April 6, 2004).


Item 4(c).     Number of Shares of which such person has:

Glenview Capital Management, Glenview Capital GP,  and Mr. Robbins:
-------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                   0

(ii) Shared power to vote or direct the vote:                        3,591,281

(iii) Sole power to dispose or direct the disposition of:                    0

(iv) Shared power to dispose or direct the disposition of:           3,591,281

                                                            Page 7 of 8 Pages


Item 5.        Ownership of Five Percent or Less of a Class:

               This Item 5 is not applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person:

               This Item 6 is not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 8 of 8 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 9, 2005                 GLENVIEW CAPITAL MANAGEMENT, LLC


                                        By: /s/ Lawrence M. Robbins
                                            -----------------------------
                                        Name:   Lawrence M. Robbins
                                        Title:  Chief Executive Officer

Date: February 9, 2005                 GLENVIEW CAPITAL GP, LLC


                                        By: /s/ Lawrence M. Robbins
                                            -----------------------------
                                        Name:   Lawrence M. Robbins
                                        Title:  Chief Executive Officer

Date: February 9, 2005                 LAWRENCE M. ROBBINS

                                       /s/ Lawrence M. Robbins
                                        ----------------------------------